UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAAHINGTON, D.C. 20549

FORM N-8(a)

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the

Securities and Exchange Commission that it registers under and

pursuant to the provisions of Section 8(a) of the Investment

Companies Act of 1940 and in connection with such notification

of registration submits the following information.

EPIC PRIVATE EQUITIES
5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143

216 526-5391

Donald Goolsby Executor
5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143

Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently
with the filing of form N-8A

YES

Item 1.   Exact name of registrant.
                        EPIC PRIVATE EQUITIES

Item 2. Name of state under the laws of which registrant
         was organized or created and the date of such
         organization or creation.

                        Ohio 05/19/1972

Item 3. Form of organization of registrant (for example,
         corporation, partnership, trust, joint stock
         company, association, fund).

                              Trust

Item 4. Classification of registrant (face-amount
          certificate company, unit investment trust, or
          management Company).

               Unit Investment Trust, Widely Held
                    Fixed Investment Trust,
                Non-Mortgage Widely Held Fixed
                       Investment Trust

Item 5. If registrant is a management company:

    (a) state whether registrant is a "closed-end" company or
         an "open-end" company;

                        Open-End company

    (b) state whether registrant is registering as a
         "diversified" company or a "non-diversified"

company (read Instruction 4(i) carefully before replying).

Diversified company

Item 6. Name and address of each investment adviser of registrant.

Tiered Expenditures' Group
1325 Ansel Rd., Suite 225
Cleveland, Ohio 44106

Item 7. If registrant is an investment company having board of directors, state the name and address of each officer and Directors of registrant.

NOT APPLICABLE

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a)   state the name and address of each sponsor of registrant;

Tiered Expenditures Group
1325 Ansel Rd., Suite 225
Cleveland, Ohio 44106

(b)   state the name and address of each officer and director of each sponsor of registrant;

Donald Goolsby Executor Director
1325 Ansel Rd., Suite 225
Cleveland, Ohio 44106

    (c)   state the name and address of each trustee and
          each custodian of sponsor;

        Donald Goolsby Executor/Transfer Agent
            1325 Ansel Rd., Suite 225
             Cleveland, Ohio 44106

Item 9.(a) State whether registrant is currently issuing and
         offering its securities directly to the Public. (yes
         OR NO).

                     YES

   (b) If registrant is currently issuing and offering its
       securities to the public through an underwriter, state
       the name and address of such underwriter.

             Tiered Expenditures Group
            1325 Ansel Rd., Suite 225
             Cleveland, Ohio 44106

   (c) If the answer to Item 9(a) is "no" and the answer
       To Item 9(b) is not "not applicable" state whether
       Registrant presently proposes to make a public
       Offering of its securities (yes or no).

               NOT APPLICABLE

   (d) State whether registrant has any securities currently
       issued and outstanding (yes or no).
                   YES

   (e) If the answer to Item 9(d) is "yes," state as of a
      date not to exceed ten days prior to the filing of this
      notification of registration the number of beneficial
      owners of registrant's outstanding securities (other than
      short-term paper) and the name of any company owning 10
      percent or more of registrant's outstanding voting

NOT APPLICABLE

Item 10. State the current value of registrants assets.

$4,157,373.00

Item 11. State whether registrant has applied or intends to
apply for a license to operate as a small business
investment Company under the Small Business Investment
YES

Item 12. Attach as an exhibit a copy of the registrant's last
Regular periodic reports to its securityholders, if
any.

NOT APPLICABLE

[SEAL]   Signature: EPIC PRIVATE EQUITIES
                                 EPIC PRIVATE EQUITIES

                      BY: TIERED EXPENDITURES
                          TIERED EXPENDITURES

                      BY: DONALD GOOLSBY EXECUROR
                          DONALD GOOLSBY EXECUTOR

Notary: DAWN GOOLSBY
         DAWN GOOLSBY
COMMISSION EXP:
         JUNE 10, 2025